Filed by General Binding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under
The Securities Exchange Act of 1934

Subject Company: General Binding Corporation
Subject Company's Exchange Act File No.: 000-02604

This material is not a substitute for the registration statement ACCO and GBC will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

The following is a letter to employees from Dennis Martin announcing the transaction.

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DENNIS J. MARTIN Chairman President and Chief Executive Officer

Date:	March 16, 2005

To:	All GBCers Worldwide

From:	Dennis Martin

Subject:	GBC to Merge with ACCO to form ACCO Brands Corporation, a $1.8 Billion Company

Earlier today, GBC and Fortune Brands issued a joint press release announcing two separate but related actions. Fortune Brands is spinning off its ACCO Office Supplies business to Fortune Brands shareholders, and an agreement has been signed to merge the ACCO business with GBC. The new Company, to be called ACCO Brands Corporation, will be a New York Stock Exchange listed company.

ACCO Brands Corporation will be 66% owned by Fortune Brands’ shareholders and other current ACCO shareholders and 34% owned by GBC shareholders on a fully diluted basis. If we had been combined with ACCO in 2004, we would have had $1.8 billion in sales and $160 million in operating income, making it one of the 50 largest companies headquartered in the Chicago area. And, importantly, it will be a stronger, larger company with greater financial resources and a much larger product portfolio for our customers. This combination will create the world’s largest supplier of branded office products.

The biggest question that each of you is probably asking is, “how will this affect me personally?” Unfortunately, that is a question that we cannot answer today. It will likely take three to six months for the deal to get the necessary regulatory approvals and close. We do not anticipate merger related personnel moves or changes will be made prior to the deal closing. We still need to honor our commitments to our customers, vendors and shareholders. It is in the best interest of all of us to remain focused to perform our duties each day.

I can tell you that I will not be leading the new company as CEO. That responsibility will be assumed by David Campbell, the current President of ACCO. Many of you will have a chance to meet and hear from David in-person over the course of the next few days.

If you compare the two companies — ACCO and GBC – we have complementary but not identical product lines. We each have well-known brands. And we have similar distribution chains and many of the same customers. Combining the two companies into one larger company will create great efficiencies, making it possible for us to deliver to our customers the broadest product line in the office products industry and enable them to buy more products from a single source.

You will be hearing words like “synergies” and “cost savings” to be derived from the consolidation. That always happens in a merger, and it always creates discomfort for the employees of both companies. As we have done in the past, we will communicate any additional details about the status of the transaction openly and we will take utmost care to treat our employees fairly if changes occur. If you have concerns or questions, please don’t hesitate to use the Dennis Direct mailbox to reach me.

I want to thank all of you for your tremendous efforts in recent years on behalf of GBC and our customers and shareholders, and I thank you in advance for the continuation of those efforts in the days ahead.

DJM:cas

One GBC Plaza Northbrook IL 60062 USA

Announcement Page Two March 16, 2005

This material is not a substitute for the proxy statement/prospectus-information statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO (300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations); or by directing a request when such a filing is made to GBC (One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations).

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GBC and their ownership of GBC stock is set forth in the proxy statement for GBC’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus-information statement when it becomes available.

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One GBC Plaza Northbrook IL 60062 USA